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SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

SECI 08029175 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PGP Capital Advisors, LLC
(F.K.A.) PACIFIC GEMINI PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Bl #910
(No. and Street)

Los Angeles CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara Struminger 310-268-0885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendoza Berger & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

9838 Research Dr. Irvine CA 92618
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 24 2008 E
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Stewart Kim, ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PGP Capital Advisors, LLC, as of February 16, 2008, are true and correct. I further ~~swear (or~~ affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

[signature]
Signature

Managing Member
Title

[signature]
Notary Public

T. STRUMINGER
Commission # 1662447
Notary Public - California
Los Angeles County
My Comm. Expires Apr 30, 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PGP CAPITAL ADVISORS, LLC
(Formerly Pacific Gemini Partners, LLC)
Financial Statements and
Supplementary Information
for the Year Ended
December 31, 2007 and
Independent Auditors' Report on
Internal Control for the Year Ended
December 31, 2007

Table of Contents

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

Independent Auditors' Report

To the Member
PGP Capital Advisors, LLC (Formerly Pacific Gemini Partners, LLC)

We have audited the accompanying statement of financial condition of PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC), (the Firm) as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PGP Capital Advisors, LLC for December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
February 16, 2007

Main Office
9838 Research Drive • Irvine, CA 92618
949.387.9850 • Fax 949.387.9652

500 Citadel Drive, Suite 210 • Los Angeles, CA 90040
323.890.8180 • Fax 323.890.1077

PGP CAPITAL ADVISORS, LLC
(formerly Pacific Gemini Partners, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current assets:		
Cash	$	226,382
Total current assets		226,382
Total assets	$	226,382

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:		
Accounts payable	$	3,690
Income tax payable		6,000
Due to parent		11,624
Total current liabilities		21,314
Member's equity		205,068
Total member's equity		205,068
Total liabilities and member's equity	$	226,382

See independent auditors' report and accompanying notes

PGP CAPITAL ADVISORS, LLC
(formerly Pacific Gemini Partners, LLC)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:		
Fee income	$	3,810,000
Interest income		6,195
Total revenues		3,816,195
Expenses:		
Salaries and wages		1,871,967
Regulatory fees		23,396
Professional fees		8,084
Direct expense		7,600
Other expense		2,551
Licenses and fees		1,194
Rent expense		985
Insurance expense		843
Total expenses		1,916,620
Net income before provision for income taxes		1,899,575
Provision for income taxes (Note 2)		6,000
Net income	$	1,893,575

PGP CAPITAL ADVISORS, LLC
(formerly Pacific Gemini Partners, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance, December 31, 2006	$	41,493
Distribution to member		(1,730,000)
Net income		1,893,575
Balance, December 31, 2007	$	205,068

See independent auditors' report and accompanying notes

PGP CAPITAL ADVISORS, LLC
(formerly Pacific Gemini Partners, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net income	$ 1,893,575
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase (decrease) in liabilities	
Accounts payable	3,690
Income tax payable	6,000
Due to parent	8,783
Total adjustments	18,473
Net cash provided by operating activities	18,473
Cash flows from financing activities:	
Distributions to member	(1,730,000)
Net cash used in financing activities	(1,730,000)
Increase in cash	182,048
Cash, beginning of year	44,334
Cash, end of year	$ 226,382
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 800

See independent auditors' report and accompanying notes

PGP CAPITAL ADVISORS, LLC
(formerly Pacific Gemini Partners, LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

1. BUSINESS DESCRIPTION

PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC), a Delaware Limited Liability Company (the Firm) a wholly owned subsidiary of PGP Holdings, LLC (The Parent), is a registered Securities Broker-Dealer and a member of the National Association of Securities Dealers (NASD) and is engaged in the following business activities: 1) underwriter or selling group participant (corporate securities other than mutual funds; 2) private placement of securities; 3) other securities business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statements have been prepared using the accrual basis of accounting. Revenues and fees are recognized when earned. Expenses are recognized when cash is disbursed or an obligation has been incurred and the amount of the expense can be reasonably estimated.

Income Taxes

The Firm is a limited liability company taxed as a partnership for income tax purposes and, accordingly, income or loss of the Firm flows through to the member of the Firm. The Firm recorded $6,000 in California state taxes for the year ended December 31, 2007.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes An Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the recognition threshold and measurement of a tax position taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2007. FIN 48 also requires expanded disclosure with respect to uncertainty in income taxes. The Trust is currently evaluating the requirements of FIN 48 and the impact this interpretation may have on the financial statements.

3. RELATED PARTY TRANSACTIONS

The Parent pays for most of the Firm's operating expenses. The amount paid for operating expenses to the Parent totaled $1,930,182 for the year ended December 31, 2007. The amount due to the Parent totaled $11,624 at December 31, 2007. The Firm distributed $1,730,000 to the Parent during the year ended December 31, 2007.

SUPPLEMENTARY INFORMATION

PGP CAPITAL ADVISORS, LLC
(formerly Pacific Gemini Partners, LLC)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Net capital:		
Total member's equity	$	205,068
Total member's equity qualified for net capital		
Deductions:		
Non-allowable assets		-
Tentative net capital		205,068
Net capital	$	205,068
Aggregate indebtedness:		
Items included in statement of financial condition	$	21,314
Total aggregate indebtedness	$	21,314
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Excess capital	$	200,068
Ratio: aggregate indebtedness to capital		10.39%
Reconciliation with Company's computation (included in Part II-A of Form X-17A-5 as of December 31, 2007):		
Net capital as reported in Company's Part II-A (unaudited) FOCUS Report	$	211,068
Income tax payable		(6,000)
Net capital per above	$	205,068

PGP CAPITAL ADVISORS, LLC
(formerly Pacific Gemini Partners, LLC)
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

PGP CAPITAL ADVISORS, LLC
(Formerly Pacific Gemini Partners, LLC)
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

PGP CAPITAL ADVISORS, LLC
(formerly Pacific Gemini Partners, LLC)
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2007

Not Applicable

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Member
PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC)

In planning and performing our audit of the financial statements and supplemental schedules of PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC) (the Firm), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

Main Office
9838 Research Drive • Irvine, CA 92618
949.387.9850 • Fax 949.387.9652

500 Citadel Drive, Suite 210 • Los Angeles, CA 90040
323.890.8180 • Fax 323.890.1077

authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
February 16, 2007

END